

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2012

Via E-mail
Fouad Kallamni
President and Director
Premier Beverage Group Corp.
501 Madison Ave., Suite 501
New York, NY 10022

Re: Premier Beverage Group Corp. (f/k/a Dam Holdings, Inc.)
Amendment No. 1 to Form 8-K
Filed December 23, 2011
File No. 000-50370

Dear Mr. Kallamni:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

1.   We note your response to comment 2 in our letter dated November 16, 2011. Please provide the nature of any material relationship, other than in respect of the transaction, between you or any of your affiliates or any of your directors or officers, or any associate of any such director or officer; and the individuals named in your response. See Item 2.01(c) of Form 8-K.

Description of the Company, page 3

2.   We note your response to comment 8 in our letter dated November 16, 2011 and we reissue the comment. Currently you disclose the year you started business. Please revise to clarify, if true, that this was also your year of organization.

Management's Discussion and Analysis or Plan of Operations

Results of operations

Three Month Period Ended September 30, 2011 Compared to the Three Month Period Ended September 30, 2010, page 9

3.   We note your response to prior comment 15. However you have not included discussions of your results of operations for the nine months ended September 30, 2011 compared to September 30, 2010. Please revise. Refer to Item 303(b)(2) of Regulation S-K.

Cash Flows, page 11

Net Cash Provided by (used in) Operating Activities, page 11

4.   We note your discussions of operating activities for the nine months ended September 30, 2011 are not consistent with the interim financial statements presented. Please revise.

Security Ownership of Certain Beneficial Owners and Management, page 13

5.   We note your disclosure here that 61,111,676 shares of common stock were issued and outstanding after the closing of the merger. Considering 1,291,939 shares of common stock were issued and outstanding as of September 30, 2011 and 50,000,000 shares were issued in the merger, please reconcile the pre merger and post merger shares of common stock issued and outstanding and revise your disclosures as appropriate.

Unregistered Sales of Equity Securities, page 14

6.   We note your response to comment 22 in our letter dated November 16, 2011. Please amend your Form 8-K to include the details provided in your response regarding financial sophistication of the securities purchasers. Also, since your response claims the safe harbor available under Rule 506 of Regulation D, please tell us why you have not filed Form D with the Commission no later than 15 calendar days after the first sale of securities in the offering as required by Rule 503 of Regulation D.

Exhibit 99.1

Financial Statements

Independent Auditor's Report, page 1

7.   We note your response to prior comment 26. However, since the transaction is accounted for as a reverse merger (recapitalization), the historical financial statements of OSO USA LLC will become the financial statements of the Registrant and are not provided pursuant to Rule 3-05 or Rule 8-04 of Regulation S-X. These financial statements are presumed to be those of a registrant since they are filed in compliance with Form 10 requirements.

Accordingly, an audit report on the financial statements of OSO USA LLC included in a Form 8-K filed with the SEC by the issuer in a reverse merger following consummation, must be issued by a public accounting firm registered with the PCAOB and must comply with Auditing Standard No. 1, *References in Auditors' Reports to the Standards of the Public Company Accounting Oversight Board* as approved by the Commission which requires that an auditor's report issued in connection with any engagement performed in accordance with the auditing and related professional practice standards of the PCAOB to state that the engagement was performed in accordance with "the standards of the Public Company Accounting Oversight Board (United States)." Accordingly, please advise your auditor to revise its report to conform to Auditing Standards No. 1. Refer to Release No. 34-49708.

Note 3- Notes Payable, page 6

8.   We note your response to prior comment 32 that Fury Distribution, Inc is a shareholder. However, you have not disclosed the relationship between OSO USA LLC and Fury Distribution, Inc. and the related party transactions and disclosures as required by ASC 850-10-50-1. Please revise.

Interim Financial Statements for the nine Months Ended September 30, 2011 and 2010

General

9.   Please revise your interim financial statements to conform to any changes made in the annual financial statements as a result of our comments above

Pro Forma Financial Information

10.   We note your response to prior comment 34. However, pro forma financial statements giving effect to the merger transaction are required by Rule 8-05 of Regulation S-X if the transaction is material. It appears to us that the merger with OSO is material to DAM Holdings. Please revise to include the pro forma financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at (202) 551-3388 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Richard Fisher